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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
GeoEye, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable

21700 Atlantic Blvd.

Address of Principal Executive Office (Street and Number)
Dulles, Virginia 20166

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
GeoEye, Inc. (the “Company”) needs additional time to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2008 because the Company is restating its financial statements as of and for the years ended December 31, 2006 and 2007 and the interim quarterly periods for 2007 to correct errors in accounting as described in our Current Report on Form 8-K filed on March 17, 2009. As a result of these restatements, the Company needs additional time to complete its 2008 annual financial statements. The Company also requires additional time to evaluate whether the impact of the 2006 and 2007 adjustments on its previously filed financial statements for the quarterly periods in 2008 is material. The preparation of the restated financial statements requires an extension to our normal regulatory reporting deadline of March 16, 2009. The Company intends to file its Form 10-K with the Securities and Exchange Commission as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven R. Balthazor	(303)	254-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, the Company has reported significant changes in operations due to the delay in launch of GeoEye-1 and to increased costs associated with the launch. As a result of the restatements of financial statements as of and for the years ended December 31, 2006 and 2007 and the interim quarterly periods for 2007 referred to above in Item III, the Company needs additional time to complete its 2008 annual financial statements and cannot make a reasonable estimate of the results.

GeoEye, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/s/ Steven R. Balthazor

Name: Steven R. Balthazor
Title: Principal Financial Officer